PainReform Ltd.
65 Yigal Alon St.
Tel Aviv, Israel 6744316

May 7, 2025

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

RE:
PainReform Ltd. (CIK  0001801834)
Registration Statement No. 333-286941 on Form F-3 (the “Registration Statement”)

Ladies and Gentlemen:

PainReform Ltd. hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended, so that it may become effective on May 9, 2025 at 4:30 p.m., Eastern Time, or as soon thereafter as is practicable.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to our counsel, Greenberg Traurig, P.A., by calling Eyal Peled at +1 646.266.4658. The Company hereby authorizes Mr. Peled to orally modify or withdraw this request for acceleration.

Very truly yours,

PAINREFORM LTD.

By:	/s/ Eyal Broder
Eyal Broder Interim Chief Financial Officer